Room 4561

March 22, 2007

Mr. Edouard A. Garneau
Chief Executive Officer
Cardinal Communications, Inc.
309 Interlocken Crescent Suite 900
Broomfield, Colorado 80021

      Re: **Cardinal Communications, Inc.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2005
               Filed April 17, 2006

Dear Mr. Garneau:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Mark Kronforst
               Accounting Branch Chief